Exhibit 99.1

Gamehaus Holdings Inc. Announces US$5 Million Share Repurchase Program

SHANGHAI, Aug. 28, 2025 /PRNewswire/ — Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven mobile game publisher, today announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$5 million of its Class A ordinary shares. The program is effective immediately for a one-year period through August 28, 2026.

Repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means including through the use of trading plans intended to qualify under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions. The timing and actual amount of repurchases will be determined at the discretion of the Company’s management, based on factors including share price, trading volume, market conditions, legal and regulatory requirements, business outlook, and capital allocation priorities. The Company expects to fund repurchases under this program with its existing cash balance and cash generated from operations.

Mr. Feng Xie, the Company’s founder and chairman, commented: “Authorizing this share repurchase program reflects our balanced approach to capital allocation, investing in long-term growth while also returning value to shareholders. We have a strong balance sheet, ample cash reserves, and a clear pipeline of opportunities, yet we believe our current share price does not fully reflect the strength of our fundamentals or the long-term growth potential of our business and the gaming industry. This program reinforces our confidence in the future of Gamehaus and the enduring bond we share with our global community of players.”

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven global mobile game publisher dedicated to bridging creative studios and players worldwide. With a portfolio spanning mid-core and casual games, Gamehaus delivers full-stack publishing support across market insights, user growth, live-ops, data analytics and monetization optimization. With a vision to be the go-to partner for creative teams, the company specializes in combining global publishing reach with AI- and data-powered solutions to help partners build lasting success. For more information, please visit https://ir.gamehaus.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties, including but not limited to those described under the ‘Risk Factors’ section in the Company’s filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co